Exhibit 2

NextSource Materials Inc.

Management’s Discussion and Analysis (MD&A)

For the three and nine-months ended March 31, 2018 and 2017

Unaudited

Expressed in US Dollars

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2018

Introduction

This Management’s Discussion and Analysis (MD&A) is intended to help the reader understand NextSource Materials Inc.’s operations, financial performance, financial condition and business plans.

This MD&A, which has been prepared as of May 8, 2018, should be read in conjunction with NextSource’s unaudited condensed consolidated interim financial statements for the three and nine months ended March 31, 2018 and the MD&A for the year ended June 30, 2017.

Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com or on the Company website at www.nextsourcematerials.com. References to “NextSource”, “Company”, “we”, “us”, “our”, refer to NextSource Materials Inc. and its consolidated subsidiaries unless the context indicates otherwise. All amounts are in US dollars, unless otherwise indicated. The term “NSR” stands for net smelter royalty. The term “tpa” stands for tonnes per annum.

Qualified Person

Craig Scherba, P.Geo., the Company’s President and Chief Executive Officer is the Qualified Person, as defined by NI 43-101, who has reviewed and approved the technical information disclosed in this MD&A.

Forward-Looking Statements

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This MD&A contains forward-looking information and statements (collectively, "forward-looking statements") within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of NextSource Materials Inc.

Forward-looking statements can generally be identified by the use of statements that include such words as “believe”, “expect”, “anticipate”, “intend”, “plan”, “forecast”, “likely”, “may”, “will”, “could”, “should”, “suspect”, “outlook”, “potential”, “projected”, “continue” or other similar words or phrases. Specifically, forward-looking statements in this document include, but are not limited to, statements set out in the “Outlook” sections of this MD&A and certain expectations regarding construction timelines and costs, anticipated production volumes, anticipated operating costs and capital spending; supply, demand and pricing outlook in the graphite and vanadium markets; sources of funding for the Molo Graphite Project; sources of funding for the Green Giant Vanadium Project; exploration drill results; metallurgical drill results; environmental assessment and rehabilitation costs and amounts of certain other commitments.

Forward-looking statements are not based on historic facts, but rather on current expectations, assumptions and projections about future events. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that those assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections.

The Company cautions readers of this MD&A not to place undue reliance on any forward-looking statement as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to changes in the market prices for graphite, vanadium or certain other commodities, share-price volatility, level of liquidity and access to capital resources, access to financing, risk of future non-compliance with debt restrictions and covenants; discrepancies between actual and estimated production; potential interruptions in transportation to our project sites; uncertainty of supplies necessary for electrical generation; uncertainty of exploration results; the Company’s reliance on key personnel and skilled workers; the possibility of equipment and other failures; the potential for shortages of equipment and supplies; risks associated with mining, processing and refining activities; uncertainty of resources and reserve estimates; uncertainties in environmental rehabilitation provisions estimates; risks related to the Company’s corporate structure; political, economic and other risks of foreign operations; risks related to the Company’s operations in Madagascar; risks related to the accuracy of capital and operating cost estimates; reliance on significant customers for offtakes; foreign exchange and pricing risks; compliance with applicable environment, health and safety legislation and other associated matters; risks associated with governmental regulations regarding greenhouse gas emissions; risks relating to community relations; credit risks; shortage of equipment and supplies; competition in product markets; future market access; interest rate changes; risks in obtaining insurance; uncertainties in labour relations; uncertainty in the ability of the Company’s to enforce legal rights in foreign jurisdictions; uncertainty regarding the interpretation and/or application of the applicable laws in foreign jurisdictions; legal contingencies; risks related to the Company’s accounting policies; risks associated with future acquisitions; uncertainty in the ability of the Company to obtain government permits; failure to comply with, or changes to, applicable government regulations; bribery and corruption risks, including failure to comply with the Corruption of Foreign Public Officials Act or applicable local anti-corruption law; uncertainties in growth management; risks related to information technology systems; and certain corporate objectives, goals and plans for 2018; and the Company’s ability to meet other factors listed from time to time in the Corporation’s continuous disclosure documents. Readers are cautioned that the foregoing list of factors is not exhaustive and should be considered in conjunction with the risk factors described in this MD&A and in the Company’s other documents filed with the Canadian securities authorities.

2

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2018

The Corporation may, from time to time, make oral forward-looking statements. The Corporation advises that the above paragraphs and the risk factors described in this MD&A and in the Corporation’s other documents filed with the Canadian securities authorities should be read for a description of certain factors that could cause the actual results of the Corporation to differ materially from those in the oral forward-looking statements.

Core Business and Objectives

NextSource Materials Inc. (the "Company" or “NextSource”) is a publicly-listed corporation (TSX: NEXT) incorporated under the laws of Canada and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 145 Wellington Street West, Suite 1001, Toronto, Ontario, M5J 1H8.

The Company's principal business is the acquisition, exploration and development of mineral resources. We do not operate any mines, and none are in currently in construction.

The Company, through its wholly-owned foreign subsidiaries, is currently focused on obtaining the necessary permits to begin construction on the Molo Graphite Project in Madagascar. Although we have determined through a NI 43-101 Technical Report Feasibility Study dated July 13, 2017 that phase 1 of our Molo Graphite Project contains mineralization that is economically recoverable, we do not have the necessary permits or capital to begin construction.

Our other mineral properties are currently in the exploration stage.

We have not generated operating revenues or paid dividends since inception and are unlikely to do so in the immediate future. Our continued operations are dependent upon the ability of the Company to obtain financing through the proceeds of securities subscriptions for the continued exploration and development of its mineral properties.

The value of a mineral project is highly dependent upon the discovery of economically recoverable mineralization, the long-term preservation of the Company’s ownership interest in the underlying mineral property, the ability of the Company to obtain the necessary funding to complete sufficient exploration activities on the property, and the prospects of any future profitable production therefrom, or alternatively upon the Company’s ability to dispose of its property interests on an advantageous basis.

Risk factors that must be considered in achieving the Company’s business objectives include the risk that exploration activities may not result in the discovery of minerals or definition of any mineral resources or reserves, that significant expenses could be required to define mineral reserves, that environmental, land title and competitive issues may prevent the development of any mineral reserves, and that the Company may fail to generate adequate funding to development mineral reserves.

The Company accepts the risks which are inherent to mineral exploration programs and the exposure to the cyclical nature of mineral prices. The Company relies on the geological and industry expertise of its Toronto-based management team and engages sub-contractors to complete certain aspects of its exploration programs.

See the Risks and Uncertainties section of this MD&A for additional risk disclosures.

As of March 31, 2018, we had two employees and several contractors in addition to the President & Chief Executive Officer and the Chief Financial Officer. Certain professional, administrative and geological services are provided to the Company by independent contractors, including corporations and/or individuals who may be officers or directors of NextSource. No assurance can be given that qualified employees can be retained by NextSource when necessary.

Further details regarding each of our Madagascar properties and projects, although not incorporated by reference, including the Molo Graphite Project Feasibility Study dated July 17, 2017 prepared in accordance with Canada’s National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and separately the Green Giant Project NI 43-101 Technical Report dated January 14, 2011, can be found on the our website at www.nextsourcematerials.com (which website is expressly not incorporated by reference into this filing) or in our Canadian regulatory filings at www.sedar.com (which website and content is expressly not incorporated by reference into this filing).

Cautionary Note Regarding Operating Losses

Based on the nature of our business, we anticipate incurring operating losses for the foreseeable future. We base this expectation, in part, on the fact that very few mineral properties in the exploration stage are ultimately developed into producing and profitable mines. Our future financial results are uncertain due to a number of factors, some of which are outside our company’s control. These factors include, but are not limited to: (a) our ability to raise additional funding; (b) the market price for graphite, vanadium, gold and/or uranium; (c) the results of the exploration programs and metallurgical analysis of our mineral properties; (d) the political instability and/or environmental regulations that may adversely impact costs and ability to operate in Madagascar; and (e) our ability to find joint venture and/or off-take partners in order to advance the development of our mineral properties.

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NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2018

Any future equity financing will cause existing shareholders to experience dilution of their ownership interest in our company. In the event we are not successful in raising additional financing, we anticipate our company will not be able to proceed with its business plan. In such a case, we may decide to discontinue or modify our current business plan and seek other business opportunities in the resource sector.

During this period, we will need to maintain periodic filings with the appropriate regulatory authorities and will incur legal, accounting, administrative and listing costs. In the event no other such opportunities are available, and we cannot raise additional capital to sustain operations, we may be forced to discontinue the business. We do not have any specific alternative business opportunities under consideration and have not planned for any such contingency.

Due to the present inability to generate revenues, accumulated losses, recurring losses and negative operating cash flows, the Company has stated its opinion in Note 1 of our audited financial statements for the year ended June 30, 2017, as well as Note 1 in the unaudited financial statements in this quarterly report, that there currently exists substantial doubt regarding the Company’s ability to continue as a going concern.

Corporate Highlights

In July 2016, we appointed UK-based HCF International Advisers Limited ("HCF") as advisor in negotiating and structuring strategic partnerships, off take agreements and debt financing for our Molo Graphite Project in Madagascar.

In August 2016, we initiated a Front-End Engineering Design Study (the “FEED Study”) and value engineering for our Molo Graphite Project in Madagascar. The FEED Study was undertaken in order to optimize the mine plan as envisioned in the technical report titled "Molo Feasibility Study – National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo in the Province of Toliara, Madagascar", dated July 13, 2017, effective as of July 13, 2017 (the “Molo Feasibility Study”) and determine the optimal development path based on discussions with prospective strategic partners. All costing aspects were examined with the goal of providing a method to produce meaningful, multi-tonne test samples of Molo graphite concentrate to potential off-takers while reducing the CAPEX and time required to the commencement of commercial production.

On November 7, 2016, we outlined a phased mine development plan for the Molo Graphite Project based on the FEED Study and value engineering. The results supported the construction of a plant to test and verify the flow sheet design from the Molo Feasibility Study. Under the existing Exploration Permit, the Company is limited to an ore input of 20,000 cubic meters (or approximately 50,000 tonnes) of front-end feed into the demonstration plant. Upon approval of a full mining permit, the 20,000-cubic meter test limit would be removed and at full capacity, the demonstration plant would be capable of processing up to 240,000 tonnes of feed per annum, which equates to 30 tonnes per hour of ore feed and roughly 1 to 3 tonnes of flake graphite concentrate production per hour.

Phase 1

Phase 1 would consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of producing, in our estimation, approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate with a mine life of 30 years (as discussed below). The fully-modularized mining operation in this phase will use a 100% owner-operated fleet that we believe will process an average of 240,000 tonnes of ore per year (or 30 tonnes per hour) of mill feed (ore) that will be processed on site. Phase 1 will provide “proof of concept” for the modular methodology and allow NextSource the flexibility to optimize further the process circuit while being capable of supplying a true “run-of-mine” flake concentrate to potential off-takers and customers for final product validation. All supporting infrastructure including water, fuel, power, dry-stack tailings and essential buildings will be constructed during Phase 1 to sustain the fully operational and permanent processing plant. The plant will utilize dry-stack tailings in order to eliminate the up-front capital costs associated with a tailings dam. NextSource’s existing camp adjacent to the nearby town of Fotadrevo will be used to accommodate employees and offices, with additional housing available within the town for additional employees.

Phase 2

Phase 2 would consist of a modular expansion to plant capable of producing approximately 50,000 tpa of high-quality SuperFlake™ graphite concentrate. Timing of the implementation of Phase 2 will be determined by market demand for SuperFlake™ graphite and will incorporate the unique full-modular build approach used in Phase 1. This phase will include the construction of additional on-site accommodation and offices, upgrading of road infrastructure, port facility upgrades, a wet tailings dam facility and further equipment purchases to provide redundancy within the processing circuit. The costs for these capital expenditures are unknown at this time but will be assessed as part of an economic analysis completed in parallel with Phase 1 development.

On June 1, 2017, we released the results of a positive updated Molo Feasibility Study for Phase 1 of the mine development plan utilizing a fully modular build-out approach which was based on the FEED Study and subsequent detailed engineering studies. Phase 1 would consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of producing, in our estimation, approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate per year with a mine life of 30 years. The Phase 1 production costs were estimated at $433 per tonne at the plant and $688 per tonne delivered CIF port of Rotterdam. CIF refers to cost, insurance and freight included. The Phase 1 capital costs were estimated at $18.4 million with a construction projected but not guaranteed timeline of approximately 9 months. Based on an average selling cost of $1,014 per tonne, the Phase 1 was estimated to have a pre-tax NPV of $34 million using an 8% discount rate, a pre-tax internal rate of return (“IRR”) of 25.2%, and a post-tax IRR of 21.5%.

4

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2018

On December 27, 2017, the Company completed a corporate redomicile from Minnesota to Canada. This is expected to reduce our legal and regulatory compliance costs and improve our financing opportunities. The Company does not have any offices, personnel or mineral projects in the US. The presentation and functional currency of the Company will continue to be the US dollar. Upon completing the redomicile, the Company adopted International Financial Reporting Standards (“IFRS”). Accordingly, the condensed consolidated interim financial statements have been prepared in accordance and comply with International Accounting Standard 34, “Interim Financial Reporting” (IAS 34), as issued by the International Accounting Standards Board (“IASB”) using the accounting policies the Company expects to adopt in its financial statements as at and for the year ending June 30, 2018.

Discussions in respect of negotiating and structuring strategic partnerships, off take agreements and debt financing for our Molo Graphite Project in Madagascar are ongoing and are expected to continue during the coming months with no assurances as to the conclusion or results of these discussions.

Subsequent Events

On April 13, 2018, the Company issued 1,000,000 common shares upon the exercise of 1,000,000 common share purchase warrants for gross proceeds of $110,000.

Future Outlook and Business Plan

We have applied for a mining permit from the Government of Madagascar to begin construction of Phase 1 of the Molo Graphite Project. Although the Company believes it has complied with all permit requirements and has submitted all necessary documents, there can be no assurances as to the timing of the receipt of a mining permit.

In anticipation of receiving the mine permit and achieving eventual graphite production, we have continued to pursue negotiations in respect of potential off-take agreements with graphite end-users and intermediaries with the intention of securing project financing alternatives, which may include debt, equity and derivative instruments.

From the date of this report, and subject to receiving the mining permit for the Molo Graphite Project, the availability of capital and unforeseen delays, our business plan during the next 12 months is to incur between $2,000,000 to $22,800,000 on additional permits, engineering, construction, professional fees, G&A and working capital costs to in order to achieve initial production at the Molo Graphite Project. No assurances can be provided that we will achieve our Phase 1 production objective within 12 months of receiving the mining permit.

Subject to the availability of capital, the Company will pursue further work on the Green Giant Vanadium Project in order to complete an updated technical report. The budget for this work during the next 12 months is estimated to be up to $500,000.

The following is a summary of the amounts budgeted to be incurred to advance the Molo Graphite Project and Green Giant Vanadium Project (presuming all $22,800,000 is required for the Molo Graphite Project and all $500,000 is required for the Green Giant Vanadium Project):

Professional Fees and General and Administrative	$1,500,000
Environmental and Permitting Fees	$500,000
Phase 1 Processing Plant CAPEX	$14,500,000
Phase 1 Infrastructure CAPEX	$400,000
Construction Financing Costs	$1,100,000
Construction Contingency Costs (10%)	$1,700,000
Working Capital for Mine Startup	$3,100,000
Molo Graphite Project Subtotal	$22,800,000
Green Giant Project Technical Report	$500,000
Total	$23,300,000

The above amounts may be updated based on actual costs and the start of these expenditures may be delayed or adjusted based on several factors, including the date the mining and other necessary permit are received to begin construction and the availability of capital to fund the budget. We anticipate that the source of funds required to complete the budgeted items disclosed above will come from private placements in the capital markets and debt funding, but there can be no assurance that sufficient financing will be available on terms favorable to the Company or at all.

5

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2018

We will also continue to assess the addition of back-end value-added processing for lithium-ion battery and graphite foil applications in the classification portion of the plant. The costs for any value-added processing is unknown at this time but will be assessed in parallel with the development of Phase 1.

Government Regulations and Molo Mine Permitting

The receipt of the exploitation permit is a critical step in the larger permitting and licensing regime.

The Molo Graphite Project is located within Exploration Permit #3432 (“PR 3432”) as issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Molo Graphite Project exploration permit PR 3432 is currently held under the name of our Madagascar subsidiary ERG Madagascar SARLU. Our Madagascar subsidiary has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

We have applied to the BCMM to have the Molo Graphite Project exploration permit converted into an exploitation permit. The exploitation permit is required to advance the Molo Project into the developmental stage.

A comprehensive Environmental and Social Impact Assessment ("ESIA"), developed to local Malagasy, Equator Principles, World Bank and International Finance Corporation (IFC) standards, is nearing completion. This process was preceded by an Environmental Legal Review and an Environmental and Social Screening Assessment; both providing crucial information to align the project development and design with international best practice on sustainable project development.

Application for all necessary permits to construct and operate the mine, including water use, construction, mineral processing, transportation, export, and labour will be undertaken within the ESIA review period (6 months), which is expected to be from September 2017 till February 2018.

Security of land tenure is a process that is estimated to take 6-9 months to complete. Compilation of a comprehensive legal register will also be required.

The Company cannot provide any assurance as to the timing of the receipt of the permits and licenses necessary to initiated construction.

Please refer to our financial statements for the year ending June 30, 2017 for a full description of the Molo Graphite Project and the Green Giant Vanadium Project.

Results of Operations

The following are explanations of the material changes for the three and nine-month periods ended March 31, 2018 as compared to the three- and nine-month periods ended March 31, 2017

	For the three months ended		For the nine months ended
	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017

Revenues	$-	$-	$-	$-

Expenses

Mineral exploration expense	290,330	621,878	764,892	1,457,280
Professional and consulting fees	271,525	199,445	1,137,540	478,476
General and administrative	(8,830)	138,746	286,116	359,312
Depreciation	3,977	-	7,674	21,911
Foreign currency translation (gain) loss	120,443	40,720	(90,952)	126,567

Total Expenses	659,445	1,000,758	2,205,270	2,443,546

Net Loss from Operations	(659,445)	(1,000,758)	(2,205,270)	(2,443,546)

Other Income (Expenses)
Change in value of warrant liability	-	-	-	111,049
Part XII.6 taxes	11,816	(609)	11,816	(130,087)

Net Loss	(647,629)	(1,001,398)	(2,193,454)	(2,462,584)

Translation adjustment for foreign subsidiaries	4,520	(4,801)	(23,137)	(19,566)

Comprehensive Loss	$(643,109)	$(1,006,199)	$(2,216,591)	$(2,482,150)

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NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2018

Mineral exploration expenses for the three and nine months ended March 31, 2018 decreased to $290,300 and $764,892 respectively (2017: $621,878 and $1,457,280) as our Company focused on environmental assessment activities as compared to metallurgical analysis activities during the prior year periods.

Professional and consulting fees for the three and nine months ended March 31, 2018 increased to $271,525 and $1,137,540 respectively (2017: $199,445 and $478,476) as a result of the increased legal fees related to the redomicile of the corporation, increased legal fees related to permitting and increased management compensation as compared to the prior year periods.

General and administrative (G&A) costs for the three and nine months ended March 31, 2018 decreased to $(8,830) and $286,116 respectively (2017: $138,746 and $359,312) as a result of mining tax credits related to the Sagar project and reduced corporate travel as compared to the prior year periods.

Liquidity and Capital Resources

Working Capital Balance

The following are explanations of the material changes to the working capital position as of March 31, 2018 as compared to June 30, 2017:

	March 31, 2018	June 30, 2017
Assets

Current Assets:
Cash and cash equivalents	$568,124	$1,964,948
Amounts receivable	15,512	39,441
Prepaid expenses	29,301	39,096
Total current assets	612,937	2,043,485

Current Liabilities:
Accounts payable	$61,044	$159,147
Accrued liabilities	195,789	68,241
Provision	184,094	182,883

Total Current Liabilities	440,927	410,271

Working Capital Balance	$172,010	$1,633,214
Current Ratio	1.39	4.98

Cash and Cash Equivalents

The Company’s cash balances are deposited with major financial institutions in Canada except for institutions in Madagascar. Limited amounts of cash are currently held in Madagascar.

Cash and Cash Equivalents	Madagascar $	Canada $	Total $
As of March 31, 2018	38,103	530,021	568,124
As of June 30, 2017	44,085	1,920,863	1,964,948

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NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2018

Sources and Uses of Cash

The Company's ability to continue operations and fund its exploration and development expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

The following are the Company’s cash flows from operating, investing and financing activities for the nine-month periods ended March 31, 2018 and March 31, 2017:

	For the nine months ended March 31, 2018	For the nine months ended March 31, 2017
Cash flows from operating activities
Net loss for the period	$ (2,193,454)	$ (2,462,584)
Items not affecting cash:
Depreciation	7,674	21,911
Effect of foreign exchange rate changes on non-cash items	(23,137)	19,566
Change in value of warrant derivative liability	-	(111,049)

Change in non-cash working capital items:
Amounts receivable and prepaid expenses	33,724	(49,763)
Accounts payable and accrued liabilities	29,445	(24,751)
Provision	1,211	(4,501)

Net cash used in operating activities	(2,144,537)	(2,650,303)

Cash flows from investing activities
Equipment purchases	(65,456)	(26,285)

Net cash used in investing activities	(65,456)	(26,285)

Cash flows from financing activities
Proceeds from issuance of common shares	-	5,177,885
Proceeds from exercise of warrants	813,169	-
Common share issue costs	-	(370,671)

Net cash provided by financing activities	813,169	4,807,214

Increase (decrease) in cash and cash equivalents	(1,396,824)	2,130,626
Cash and cash equivalents - beginning of period	1,964,948	544,813
Cash and cash equivalents - end of period	$ 568,124	$ 2,675,439

Included in equipment purchases is the acquisition of exploration support vehicles located at our camp in Fotadrevo, Madagascar.

Contractual Obligations and Commitments

The Company does not have any contractual obligations or commitments other than:

•	The payment of trade accounts payable due within one-year totaling $61,044 (2017: $159,147) and accrued liabilities totaling $195,789 (2017: $68,241); and
•	On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest in the Molo Graphite Property. Pursuant to the Agreements, a further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production. Since this cash payment represents a possible obligation that depends on the occurrence of an uncertain future event, it has been recognized as a contingent liability and no amount has been recognized as a provision.

8

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2018

Provision

During fiscal 2014, the Company issued 17,889,215 flow-through shares to eligible Canadian taxpayer subscribers which included a contractual commitment for the Company to incur $3,812,642 in eligible Canadian Exploration Expenditures (“CEEs”) by December 31, 2014 as per the provision of the Income Tax Act of Canada. The CEEs were renounced as a tax credit to the flow-through share subscribers on December 31, 2013. As at December 31, 2014, the Company had unfulfilled CEE obligations. During the year ended June 30, 2015, the Company recorded a provision for the Part XII.6 taxes and related penalties payable to the Canada Revenue Agency and for the indemnification liability to subscribers of the flow-through shares for the additional taxes payable related to the CEE renunciation shortfall. During the year ended June 30, 2017, the Company paid $131,320 (2016: $nil) in Part XII.6 taxes, resulting in a reduction in the provision, and following a reassessment of its obligation to subscribers, the Company increased the provision by $131,320.

During the nine-month period ended March 31, 2018, the provision was adjusted due to foreign exchange fluctuations to $184,094 (June 30, 2017: $182,883).

Off-balance sheet arrangements

The Company does not have off-balance sheet arrangements including any arrangements that would affect the liquidity, capital resources, market risk support and credit risk support or other benefits.

Capital Management

In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while raising additional funding to meet its obligations as they come due. The Company’s operations to date have been funded by issuing equity. The Company expects to improve the working capital position by securing additional financing.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks. Financial instruments are exposed to certain financial risks, which may include currency risk, credit risk, liquidity risk and interest rate risk.

The Company’s mineral property interests are all in the exploration stage, as such the Company is dependent on external financing to fund its exploration activities and administrative costs. Management continues to assess the merits of mineral properties on an ongoing basis and may seek to acquire new properties or to increase ownership interests if it believes there is sufficient geologic and economic potential.

Management mitigates the risk and uncertainty associated with raising additional capital in current economic conditions through cost control measures that minimizes discretionary disbursements and reduces exploration expenditures that are deemed of limited strategic value.

The Company manages the capital structure (consisting of shareholders’ deficiency) on an ongoing basis and adjusts in response to changes in economic conditions and risks characteristics of its underlying assets. Adjustments to the Company’s capital structure may involve the issuance of new shares, assumption of new debt, acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

The Company is not subject to any externally imposed capital requirements.

Common Shares

The Company’s common shares have no par value and the authorized share capital is composed of an unlimited number of common shares. As of March 31, 2018, the Company had 468,933.611 common shares issued and outstanding.

As of March 31, 2018, the Company had 37,630,000 stock options issued and outstanding exercisable into 37,630,000 common shares.

As of March 31, 2018, the Company had 16,983,356 common share purchase warrants issued and outstanding exercisable into 16,983,356 common shares.

Accounting Pronouncements

On December 27, 2017, the Company completed a corporate redomicile from Minnesota to Canada. Upon completing the redomicile, the Company adopted International Financial Reporting Standards (“IFRS”). Accordingly, the condensed consolidated interim financial statements have been prepared in accordance and comply with International Accounting Standard 34, “Interim Financial Reporting” (IAS 34), as issued by the International Accounting Standards Board (“IASB”) using the accounting policies the Company expects to adopt in its financial statements as at and for the year ending June 30, 2018.

9

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2018

For a summary of accounting pronouncements issued but not yet effective, see the Significant Accounting Policies note in the Company’s condensed consolidated financial statements for the three and nine months ended March 31, 2018.

Legal Proceedings

We are not currently involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our companies or our subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Managing Risk Factors

The Company manages risks inherent to its business and has procedures to identify and manage significant operational and financial risks. The reader is cautioned to carefully review the risk factors in our financial statements for the year ended June 30, 2017.

Transactions with related parties

The Company enters into related party transactions. For further details refer to the Related Party Transactions note in the condensed consolidated financial statements for the three- and nine-month periods ended March 31 ,2018.

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

Internal controls over financial reporting

Internal control over financial reporting means a process designed by or under the supervision of the CEO and CFO, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

As at March 31,2018, the Corporation’s CEO and CFO have certified that the disclosure controls and procedures were effective and that during the quarter ended March 31, 2018, the Corporation did not make any material changes in the internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Corporation’s internal control over financial reporting.

Summary of Quarterly Results

The following is selected quarterly information for the eight most recently completed quarters:

	Quarter Ended
	March 31, 2018 $	December 31, 2017 $	September 30, 2017 $	June 30, 2017 $
Revenues	-	-	-	-
Mineral exploration expenses	290,330	180,953	293,609	382,379
Loss and Comprehensive loss for the quarter	(643,629)	(765,200)	(780,625)	(1,517,208)
Basic and diluted loss per share for the quarter	(0.00)	(0.00)	(0.00)	(0.00)
Working capital balance	172,010	102,840	959,337	1,633,214

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NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2018

	Quarter Ended
	March 31, 2017 $	December 31, 2016 $	September 30, 2016 $	June 30, 2016 $
Revenues	-	-	-	-
Mineral exploration expenses	621,878	522,295	313,107	211,066
Loss and Comprehensive loss for the quarter	(1,006,199)	(916,241)	(559,709)	(300,955)
Basic and diluted loss per share for the quarter	(0.00)	(0.00)	(0.00)	(0.00)
Working capital balance	2,357,078	3,367,815	4,294,894	36,388

Other Information

Additional information relating to the Company is also available on the SEDAR at www.sedar.com.

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